Selfmade Studio, Inc.

**Comparative Financial Statements
For the Periods Ended
December 31, 2023, and December 31, 2022**

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT



Joseph C Greco, Jr.
Certified Public Accountant

Independent Accountant's Review Report

To the Management of
Selfmade Studio, Inc.
14622 Kit Lane
Occidental, CA 95465-8900

We have reviewed the accompanying comparative financial statements of Selfmade Studio, Inc. (collectively the "Company"), which comprise the comparative balance sheet as of December 31, 2022, and December 31, 2023, and the related comparative statements of income, statement of equity and statement of cash flows for the tears then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of the company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Comparative Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of the internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with the statements on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying comparative financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America

Respectfully,

Joseph C. Greco, Jr.
Certified Public Accountant
April 15, 2024

P.O. Box 5309
Weirs Beach Station
Laconia, NH 03247-5309
Office: (631) 265-2201
Cell: (516) 790-5394
jgreco@grecocpa.com

Selfmade Studio, Inc
Comparative Balance Sheet
For the Years December 31, 2023 and 2022

	Dec 31, 23	Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings	8,225.28	21,627.06
Accounts Receivable	925.00	348.32
Other Current Assets	77,950.00	55,920.00
Total Current Assets	87,100.28	77,895.38
TOTAL ASSETS	87,100.28	77,895.38
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	11,956.06	30,379.00
Credit Cards	112,677.17	84,150.29
Other Current Liabilities	0.00	1,466.04
Total Current Liabilities	124,633.23	115,995.33
Long Term Liabilities		
Reimbursements Payable	21,958.82	21,958.82
Convertible Debt	2,529,628.50	1,903,897.50
Total Long Term Liabilities	2,551,587.32	1,925,856.32
Total Liabilities	2,676,220.55	2,041,851.65
Equity		
Common Stock	108,165.00	108,165.00
Retained Earnings	-2,072,121.27	-1,286,285.33
Net Income	-625,164.00	-785,835.94
Total Equity	-2,589,120.27	-1,963,956.27
TOTAL LIABILITIES & EQUITY	87,100.28	77,895.38

Selfmade Studio, inc
Comparative Statement of Income
For the Years December 31, 2023 and 2022

	Jan - Dec 23	Jan - Dec 22
Revenue	56,633.72	60,349.36
Cost of Goods Sold		
Beginning Inventory	55,920.00	50,631.00
Products Purchased	58,333.31	86,356.78
Online Merchant Expenses	14,029.58	6,626.04
Ending Inventory	(77,950.00)	(55,920.00)
Total COGS	50,332.89	87,693.82
Gross Profit	6,300.83	(27,344.46)
General & Administration		
Bank Service Charges	1,417.47	12,575.81
Computer IT & Internet Expenses	19,572.26	46,981.70
Insurance Expense	7,975.76	1,717.54
Meals and Entertainment	-	1,084.34
Memberships & Subscriptions	9,463.43	13,606.27
Miscellaneous	3,059.79	3,324.69
Office Printing & Supplies	3,747.87	3,392.56
Penalties & Fines	(7,213.71)	7,293.73
Permits and Licensing	450.00	235.00
Professional Fees	53,541.76	37,060.25
Shared Workspace	-	1,991.20
Travel Expense	3,592.35	2,200.63
Total General & Administration	95,607.00	131,463.72
Operating Expenses		
Advertising & Marketing	289,904.59	463,023.39
Product Research & Development	40,630.00	42,406.62
Trademarks and Patents	1,439.42	18,304.50
Total Operating Expenses	331,974.01	523,734.51
Payroll Expenses		
Payroll-Gross Wages		
Gross Wages-Admin	129,631.84	86,873.99
Gross Wages-Officers	19,756.38	-
Total Payroll-Gross Wages	149,388.22	86,873.99
Payroll Processing Fee	2,768.41	2,583.36
Payroll Taxes	14,109.54	14,843.90
Total Payroll Expenses	166,266.17	104,301.25
Total Expense	593,847.18	759,499.48
Net Ordinary Income	(587,546.35)	(786,843.94)
Other Income/Expense		
Other Income	-	1,008.00
Other Expense		
Crowd Funding Fees	18,178.89	-
Interest Expense-Credit Card	19,438.76	-
Total Other Expense	37,617.65	-
Net Other Income	(37,617.65)	1,008.00
NET INCOME (LOSS)	**(625,164.00)**	**(785,835.94)**

Selfmade Studio, Inc
Comparative Statement of Cash Flows
For the Years December 31, 2023 and 2022

	Jan - Dec 23	Jan - Dec 22
OPERATING ACTIVITIES		
Net Income	(625,164.00)	(785,835.94)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable	(9.68)	(915.32)
Inventory	(22,030.00)	22,030.24
Loans To/From	(567.00)	567.00
Accounts Payable	(18,422.94)	(39,403.38)
Credit Card Debt	28,526.88	45,305.06
Sales Tax Payable	(1,466.04)	1,317.68
Net cash provided by Operating Activities	(639,132.78)	(756,934.66)
FINANCING ACTIVITIES		
Convertible Debt: Lee/Garraway	545,000.00	483,000.00
Convertible Debt:Others	25,000.00	129,562.50
Convertible Debt:Crowd Funding-SAFE	55,731.00	-
Net cash provided by Financing Activities	625,731.00	612,562.50
Net cash increase for period	(13,401.78)	(144,372.16)
Cash at beginning of period	21,627.06	165,999.22
Cash at end of period	8,225.28	21,627.06

Selfmade Studio, Inc.

Notes to the Consolidated Financial Statements
December 31, 2023, and December 31, 2022
(unaudited)

1. ### Summary of Significant Accounting Policies

   #### The Company
   Selfmade Studio, Inc. (the "Company") was incorporated in the state of Delaware on December 18, 2019. The Company was originally formed in the state of Delaware as Selfmade Studio, Inc.

   The Company's mission is to sell cosmetic products via the internet. Their mission also includes research and development of physical skincare and personal care products for the discipline of "psychodermatology' – e.g. serums, shower scrubs, ect., education planning, facilitation, programing in psychology and dermatology, technology, and digital infrastructure development for behavioral health and personal care products, i.e. machine learning, artificial intelligence, website and mobile phone application development, retail experiences for store and events, creative design and production of content, physical product manufacturing, distribution and logistics (including returns) for products, retail and digital, metrics and analysis of brand, product and technologies, advertising, paid media and press relations, staff management and development across disciplines.

   #### Fiscal Year
   The Company operates on a December 31st calendar year end.

   #### Basis of Presentation and Consolidation
   The accompanying financial statements have been prepared in accordance with U. S. generally accepted accounting principles (US GAAP).

   #### Use of Estimates
   The preparation of the financial statements in conformity with accounting principles generally accepted by the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgements that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the fiscal year-end. Actual results could differ from those estimates.

   #### Cash and Cash Equivalents
   The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, and 2022, the Company held no cash equivalents.

   #### Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Selfmade Studio, Inc.

Notes to the Consolidated Financial Statements
December 31, 2023, and December 31, 2022
(unaudited)

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade accounts receivable are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance of doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonable to collect. The reserve is a discretionary amount determined from the analysis of the aging of accounts receivable, historical experience, and knowledge of specific customers. As of December 31, 2023, and 2022, the Company believed all amounts in accounts receivable are collectible.

Inventory

Inventories are recorded at the lower of standard cost (which approximates the cost determined on a first in, first out basis) or market. The Balance of inventory, consisted of the following as of December 31:

	2023	2022
Inventory	$ 77,950.00	$ 55,920.00
Total	$ 77,950.00	$ 55,920.00

Income Taxes

The Company complies with FASB ASC 740 for the accounting of uncertainty of income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance and derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during prior periods. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Selfmade Studio, Inc.

Notes to the Consolidated Financial Statements
December 31, 2023, and December 31, 2022
(unaudited)

1. <u>Summary of Significant Accounting Policies (continued)</u>

<u>Fair Value of Instruments</u>
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in the valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair market value:

Level-1:   Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level-2:   Include other inputs that are directly or indirectly observable in the marketplace.

Level-3:   Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of unobservable inputs when measuring fair value.

Fair value estimated discussed herein are based upon certain market assumptions and pertinent information available to the management as of inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

<u>Concentrations of Credit Risk</u>
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $ 250,000.00. Management believes that the financial institution is financially sound, and the risk is low.

<u>Revenue Recognition</u>
Effective January 1, 2019, the Company adopted Accounting Standards Codification606, Revenue from Contracts ith Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contract with our customers are satisfied.

<u>Advertising Expenses</u>
The Company expenses advertising costs as they are incurred.

<u>Organizational Costs</u>
The accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

   <u>**New Accounting Pronouncements**</u>
   From time to time, new accounting pronouncements are used by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specific effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of the operations upon adoption.

   In February 2016, the FASB issued ASB 2016-2, Leases (Topic 842), **or ASU 2016-2, which supersedes the guidance in ASC 840,** Leases**. The new standard requires leases to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lease. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lease is also required to record a right-to-use assets and a lease liability for all leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The guidance is effective for annual reporting periods beginning after December 15, 2021, for non-public entities. Management is still evaluating the effects of the adoption of ASU 2016-2 on the Company's financial statements and related disclosures.**

   In August 2020, the FASB issued 2020-6, Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging-contracts in an entity's own equity (Subtopic 815-40): Accounting for convertible instruments and contracts in an entity's own equity. **ASU 2020-6 reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020-6 is effective for the fiscal year beginning after December 15, 2023. Early adoption is permitted, but no earlier than the fiscal years beginning after December 15, 2020. Management is still evaluating the effects of the adoption of ASU 2020-6 on the Company's financial statements and related disclosures.**

   In August 2018, amendments to the existing accounting guidance were issued through Accounting Standards Updates 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning December 31, 2020, and interim periods with fiscal years beginning after December 15, 2021, and early application is permitted. Management is still valuating the effects of the adoption of ASU 2018-15 on the Company's financial statements and related disclosures.

Selfmade Studio, Inc.

Notes to the Consolidated Financial Statements
December 31, 2023, and December 31, 2022
(unaudited)

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. **Notes Payable**

The Company's notes payable consists of two classifications of debt.

Reimbursements Payable: Consists of certain expenses and start-up costs incurred by the company that have been paid by the Company's majority shareholder and to be reimbursed at a future date and recorded on the financial statements.

Convertible Debt: As a means of raising funds the Company from time-to-time issues convertible debt instruments to investors (see "FASB 2020-6 in Summary of Significant Accounting Policies" above). The Company's convertible debt is a general unsecured obligation and is due and payable on demand after the maturity of the promissory if not previously converted to shares according to the Company's Purchase Agreement and Convertible Promissory Note.

Long-Term Debt balances consisted of the following at December 31, 2023, and 2022.

	2023	2022
Reimbursements Payable	$ 21,958.82	$ 21,958.82
Convertible Debt	$ 2,529,628.50	$ 1,903,897.50
Total	$ 2,551,587.32	$ 1,925,856.32

4. **Equity**

The total number of shares of common stock that the corporation has authority to issue is 10,000,000 shares. As of December 31, 2023, 5,768,805 shares have been issued and outstanding at a total cost to the shareholders of $ 108,165.00.

5. **Going Concern**

These financial statements are prepared on a going concern basis. The Company was incorporated on December 18, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. **Subsequent Events**

Management Evaluation

The Company has evaluated subsequent events through April 15, 2024, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.